
上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
A Member of SIIC

16th April, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N. W.
Washington, D. C. 20549
U. S. A.

Re: Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

Dear Sirs or Madams,

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose the following material pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company :

1. 2001 Final Results Announcement dated 15th April, 2002.

2. Notice of Annual General Meeting.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to us.

Very turly yours,

Roger L. C. Leung
Company Secretary

cc: Morrison & Foerster, LLP
Mr. Jonathan Lemberg./Mr. Paul Boltz

4/23

\\SIIC-WIN2K\COMPSEC$\2001Annual\USSEC.doc

period adjustment which increases the accumulated profits as at 1st January, 2000 by HK$195,016,000 and as at 1st January, 2001 by HK$269,756,000 respectively.

Goodwill

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill arising on acquisitions prior to 1st January, 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st January, 2001 will be credited to income at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised over its estimated useful life i.e. over periods ranging between 5 and 20 years. Negative goodwill arising on acquisitions after 1st January, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

(2) **SEGMENT INFORMATION**

An analysis of the Group's turnover and contribution to operating profit by principal activity and geographical region is as follows:

	Turnover 2001 HK$'000	Turnover 2000 HK$'000	Operating profit 2001 HK$'000	Operating profit 2000 HK$'000
Business segment				
Consumer products/Retailing	1,756,014	1,694,550	171,705	130,036
SIIC MedTech	723,911	533,434	150,109	112,660
Infrastructure and Modern Logistics	719,493	732,537	718,245	731,938
	3,199,418	2,960,521	1,040,059	974,634
Less: Net corporate administrative expenses			(87,836)	(83,512)
Add: Interest income			137,941	273,533
Profit from operations			1,090,164	1,164,655
Geographical region				
PRC	2,471,323	2,229,556	969,930	912,031
South-East Asia	303,321	302,767	20,969	19,335
Other Asian countries	140,922	158,091	24,602	14,838
Hong Kong	124,068	124,372	14,083	16,940
Other areas	159,784	145,735	10,475	11,490
	3,199,418	2,960,521	1,040,059	974,634
Less: Net corporate administrative expenses			(87,836)	(83,512)
Add: Interest income			137,941	273,533
Profit from operations			1,090,164	1,164,655

(3) **PROFIT FROM OPERATIONS**

Profit from operations has been arrived at after charging (crediting):

	2001 HK$'000	2000 HK$'000
Amortisation of goodwill	1,158	—
Depreciation and amortisation of property, plant and equipment	108,114	98,588
Loss (gain) on disposal of property, plant and equipment	969	(5,780)

(4) **TAXATION**

	2001 HK$'000	2000 HK$'000
The charge comprises:		
Taxation of the Company and its subsidiaries		
— Hong Kong Profits Tax		
— current year	8,510	15,985
— overprovision in prior years	(5,096)	—
— PRC income tax		
— current year	56,528	27,725
— overprovision in prior years	(7,304)	(10,000)
	52,638	33,710
Deferred taxation		
— current year	7,124	3,750
— effect of change in tax rate	2,100	—
	9,224	3,750
Share of PRC income tax of jointly controlled entities	35,127	34,574
Share of PRC income tax of associates	11,865	8,266
	46,992	42,840
	108,854	80,300

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Pursuant to the relevant laws and regulations in the PRC, the Group's PRC subsidiaries, jointly controlled entities and associates are entitled to exemption from PRC income tax for a number of years. Certain PRC subsidiaries and associate are also entitled to reduced tax rates because they are classified as high technology entities under relevant rules. The current year's PRC income tax charges are arrived at after taking into account these various tax incentives.

The Group had no significant unprovided deferred taxation for the year.

(5) **DIVIDENDS**

	2001 HK$'000	2000 HK$'000 (As restated)
Interim dividend of HK14 cents per share (2000: HK11 cents per share)	125,688	98,590
2000 final dividend of HK30 cents per share (1999 final dividend: HK22 cents per share)	269,756	195,016
Additional dividend due to exercise of share options/ issue of new shares on subscription	47	—
Overprovision of final dividend resulting from repurchase of shares	—	(351)
	395,491	293,255

A final dividend of HK34 cents (2000 final dividend: HK30 cents) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

(6) **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the year is based on the following data:

	2001	2000
Earnings:		
Profit for the year and earnings for the purpose of basic and diluted earnings per share	HK$1,202,534,000	HK$1,134,669,000
Number of shares:		
Weighted average number of ordinary shares for the purpose of basic earnings per share	898,671,854	891,633,057
Effect of dilutive potential ordinary shares		
— share options	12,503,406	17,897,513
Weighted average number of ordinary shares for the purpose of diluted earnings per share	911,175,260	909,530,570

In 2001, the Compass Fund invested in Clear Media Limited ("Clear Media"). This was a major breakthrough for the Group in establishing a platform for domestic media development. The sale and net profit of Shanghai Bright Dairy and Food Co., Ltd. for the year rose tremendously over last year, and held its leading position in the PRC market with more than 80% of market share in Shanghai. The company is expected to maintain its swift business development. It is also in the active process of becoming a listed company. In 2001, the Group's member met their projected targets through the Group's active management and close follow-up of their businesses. All the companies in the Group's automotive parts business reached their expected levels of profit and noted satisfactory returns. Nanyang Brothers Tobacco Company Limited and The Wing Fat Printing Company Limited saw increases in profit with stable growth Shanghai Orient Shopping Centre Ltd. noted increased profits.

The year 2001 marked the Group's fifth anniversary. Looking back, the Group has steered the phenomenal development of its businesses by joining international capital markets through listings, establishing a modern corporate management system, and introducing both high and new technologies along with numerous reforms and innovations. During the year, the Group implemented an incentive reward system by adopting the "economic value-added" (EVA) performance appraisal indicator in order to enhance shareholder value. In the first half of the year, the Group also successfully established a global round-the-clock securities trading platform by implementing the American Depositary Receipts (ADR) Program (Level One), which, coupled with its participation in the London Automated Quotation System for Hong Kong Stocks, advanced the globalisation of trading in the Group's securities. The Group will accelerate the pace of mergers and acquisition, focused on the development of its information technology, modern logistics, infrastructure, and medicine and bio-technology businesses, add better quality assets and strengthen profitability. Aided by the swift development of Shanghai as an international economic, financial, trading and shipping centre, the Group has relative advantages in creating promising value for shareholders by being able to make the most of opportunities in Shanghai's buoyant development and investing in projects with potential in the Shanghai Municipality and its vicinity.

BUSINESS REVIEW, DISCUSSION AND ANALYSIS

Infrastructure and Modern Logistics

Infrastructure Facilities

Net profit for the year derived from the Group's elevated road projects (Yanan Elevated Road, Inner Ring Road and North-South Elevated Expressway) was approximately HK$718,250,000, representing approximately 56% of the Group's net business profit. The elevated road projects provide the Group with substantial cash revenues and a stable return on investment.

The Shanghai Pudong Waigaoqiao Container Terminal Phase One (the "Terminal") operation project has received official approval by the relevant PRC government authority and is expected to commence joint-venture operation in mid-2002. The Group has an equity interest of 10% in the newly formed cooperative joint venture Shanghai Pudong International Container Terminals Limited, which has attracted a total investment of RMB3,000,000,000. Currently, the Terminal covers six international shipping routes to North America, South America, Europe, West Africa, South Africa and the Mediterranean, and 30 domestic container shipping sub-routes. The swift growth of the robust PRC economy will help to sustain the trend towards steady growth of Shanghai's container throughput and provide sound development prospects for the Terminal.

Modern Logistics

According to the "Key Specialised Project Planning for the Development of the Modern Logistics Industry under the Tenth Five-Year Plan", Shanghai will focus on the development of port logistics by sea, land and air. The Group will also rely on Shanghai as the base for developing its modern logistics business, investing in the construction of logistics information platforms and coordinating all logistics businesses, as well as seeking sizeable international logistics enterprises as strategic partners in the construction and development of an international logistics network with nationwide coverage.

In May, 2001, Shanghai Industrial Wai Lian Fa International Logistics Corporation Limited ("Shanghai Wai Lian Fa") commenced operation, with investment for Phase One amounting to RMB150,000,000. The Group has a 50% equity interest. By capitalising on the geographical and policy advantages of the Waigaoqiao Bonded Area, Shanghai Wai Lian Fa will focus on developing the import-export logistics business and the OEM factory logistics business, both with free trade characteristics. Within the next three years, the company is expected to become a logistics operator with powerful influence in the Shanghai area. During the year, in partnership with China National Foreign Trade Transportation (Group) Corporation and other investors, the Group established Shanghai Industrial Sinotrans International Company Limited ("Shanghai Sinotrans"), which obtained official approval from the relevant PRC government department and will soon commence operation. The joint venture company will be engaged principally in the logistics business of chemicals and will develop gradually into a sizeable logistics company specialising in petrochemicals. In its initial stage of operation, Shanghai Sinotrans will actively accept logistics business from the microelectronic industry and the petrochemical industry in Jinshan. As soon as the Shanghai Chemical Industry Zone is fully operational, Shanghai Sinotrans will re-focus on developing specialised logistics customers within this area.

In order to coordinate management of the Group's modern logistics business, S. I. Logistics Holdings Limited commenced operation in April, 2001, and has set up a representative office in Shanghai to drive the development of the modern logistics business. The Group will continue to acquire and participate in more logistics business-related projects, expand its arena of logistics business, visualise and build up resources for a nationwide logistics information and transmission network and become an international logistics enterprise with top-level modern logistics functions. The logistics business would have developed gradually into one of the Group's core businesses.

Information Technology

Net profit arising from the information technology business in 2001 was approximately HK$46,980,000, up some 176% over 2000, and accounting for around 4% of the Group's net business profit.

During the year, Shanghai Information Investment Inc. ("SII") actively expanded its market and maintained steady growth in operating returns with swift development of its core businesses.

1. *Shanghai Cable Network*

   Shanghai Cable Network Co., Ltd. ("SCN") has subscribers of over 3,200,000. In 2001, SCN enabled a two-way network coverage for over 1,400,000 subscribers and has more than 20,000 "Cableplus" commercial subscribers, while the digital broadcasting television technology platform completed during the year will soon be put into commercial operation. Building on these achievements, SCN is already an important network carrier and operator offering comprehensive services and providing an ideal platform for the "convergence of data, voice and video".

2. *Shanghai Information Pipeline Network*

   In 2001, Shanghai Information Pipeline Co. Ltd. completed an average of 550 kilometers of the network and installed over 38,000 kilometers of optic fibres. The information pipeline facilities covering Shanghai's major commercial areas are currently close to completion.

3. *IP Broadband Value-added Services*

   Shanghai Symphony Telecommunications Co., Ltd. ("SST") was the first Sino-foreign telecommunications operating enterprise approved by the PRC's Ministry of Information Industry, one important symbol of the PRC's opening up of the telecommunication industry SST in which SII has a 15% equity interest, provides a series of advanced IP broadband services and solutions.

4. *Consumer Credit Information Services*

   Shanghai Credit Information Services Co., Ltd. ("CIS") is the PRC's first consumer credit information provider and is approved by the People's Bank of China. CIS, a joint venture company formed by SII and other shareholders, is engaged principally in the query, attestation and risk assessment of consumer credit information. Since its first domestic consumer credit information report was issued in July, 2001, CIS has a consumer credit information database of several million individuals and continues to introduce new services. Its membership continues to increase.

5. *Comprehensive Logistics Information System, Shanghai Port*

   Shanghai E&P International Inc. ("E&P International") in which SII is its largest shareholder and has a 22% equity interest is authorised by the Shanghai Municipal Government to construct and operate Shanghai Port's integrated logistics information system. It is involved in such key construction projects as port and customs transaction data platforms and the Changjiang tributary container EDI system.

Semiconductor Manufacturing International Corporation ("SMIC") was the first processing plant to produce 8-inch and 0.25-micron and below semiconductor circuits in the PRC. SMIC is engaged primarily in producing integrated circuits, as well as providing a one-stop service in the design and manufacture of integrated circuits using the latest technology applicable to communication equipment, personal computers and consumer electronics products. The business has high market potential. The Group invested US$110,000,000 in SMIC in the first half of 2001 to become a substantial shareholder, and expanded its investment to US$184,000,000 in the second half of 2001, becoming SMIC's largest shareholder with an equity interest of approximately 17%. SMIC's entire production facilities occupy an area of 36 hectares. Construction of Phase One commenced in 2000. In September, 2001, SMIC held a ceremony in the Zhangjiang High Technology Park in Pudong, Shanghai, to celebrate the online production of its "first 8-inch and 0.25-micron and below semiconductor circuit".

of Nanyang Tobacco's new products were in production and being well received in the market. Phase 2 of the new Nanyang factory in Tuen Mun, Hong Kong, was completed in June, 2001 and became fully operational in October, that year.

The Wing Fat Printing Company Limited ("Wing Fat Printing") realised substantial profit in 2001, with satisfactory results from all its domestic subsidiaries. Wing Fat Printing's net profit and turnover for the year were approximately HK$70,000,000 and HK$283,000,000 respectively, reflecting respective increases of about 20% and 20%. During the year, Wing Fat Printing developed numerous new products, including eight new tobacco packs.

Dairy

During the year, Shanghai Bright Dairy and Food Co., Ltd.'s ("Bright Dairy") sales network fully infiltrated the whole of Eastern China and is gradually over-running Northern and Southern China. Net profit and sales for 2001 amounted to RMB165,000,000 and RMB3,513,000,000 respectively, a growth of approximately 46% and 54% over 2000. In 2001, sales of new products developed and successfully marketed by Bright Dairy amounted to RMB720,000,000, accounting for over 20% of total sales. Bright Dairy is currently the PRC's leading enterprise in the manufacture of milk products, with a solid market share exceeding 80% in Shanghai, and yielding excellent business results. During the year, Bright Dairy applied to the China Securities Regulatory Commission for the issuance of A Shares. In November, 2001, Bright Dairy marked its first year of pre-listing consultation and is now awaiting final approval by the relevant departments.

Pharmaceutical and Bio-technology

In April, 2001, Shanghai Sunway Biotech Co., Ltd. ("Sunway Biotech") successfully completed Phase 1 clinical trials of H101, the anti-cancer drug, and obtained approval for Phases 2 and 3 clinical trials. Current progress of Phase 2 clinical trials is satisfactory, and is undergoing active development of the H100 series drugs.

The operating results of Shanghai Sunve Pharmaceutical Co., Ltd. improved in 2001, with annual product sales totalling approximately RMB418,770,000.

Up to the present, Mergen Limited ("Mergen") has launched seven different spotted gene arrays, including human ExpressChip™, mouse ExpressChip™ and rat ExpressChip™. Due to the huge market demand for human ExpressChip™, this will become one of the main focuses of production for Mergen in 2002.

Retailing

Net profit for 2001 of Shanghai Orient Shopping Centre Ltd. ("Orient Shopping") rose to approximately RMB25,670,000, a growth of some 9% over the previous year. During the year, it held an ongoing series of marketing campaigns that achieved encouraging results and continued to implement its operating strategy of brand name promotion, actively introducing new brand names and upgrading its level of operation through a series of sales promotion activities that attracted many consumers.

Automotive Parts

The Group's automotive parts business registered a net profit in 2001 of approximately HK$150,070,000, with flat profit over the previous year, and contributed approximately 12% to the Group's net business profit.

Sales revenue of Shanghai Huizhong Automotive Manufacturing Co., Ltd. in 2001 grew by approximately 8%, while profit remained flat. During the year, it noted satisfactory results for market expansion, and further localisation of projects was implemented. Good progress was also made in the OEM market for chassis component products for sedans. During the year, 644 new pieces of production equipment were introduced, and many renovation projects were completed, including the construction of an information platform.

The year 2001 marked the first year of commercial production for Shanghai Wanzhong Automotive Components Co., Ltd. ("Shanghai Wanzhong") Total sales for the year were approximately RMB20,700,000, with a profit of some RMB3,180,000. Shanghai Wanzhong has speeded up the implementation of its heavy truck technology renovation project and its large coach projects to upgrade and renovate heavy truck products and solidify its market share.

Net profit in 2001 of Shanghai SIIC Transportation Electric Co., Ltd. ("SIIC Transportation") was RMB54,550,000, up approximately 13% over the previous year, with steady growth in sales revenue. In 2001, SIIC Transportation focused on the development of automotive electronic products and high-tech products to cater to the needs of users in the sedan markets. It is also conducting negotiations pertaining to a number of high-tech production cooperation projects.

Other Investments

During the year, Compass Venture Partners, L.P. (the "Compass Fund"), in which the Group has an approximately 66% equity interest invested in Clear Media Limited ("Clear Media"), one of the largest outdoor advertising companies in the PRC. Clear Media is engaged primarily in advertising in public bus shelters in 28 cities nationwide. Its market share of bus shelter advertising boards in Shanghai alone amounts to 90%. Clear Media was listed officially on The Stock Exchange of Hong Kong Limited on 19th December, 2001, raising approximately HK$995,000,000. The current shareholding of the Compass Fund in Clear Media is approximately 4.1%.

FINANCIAL REVIEW

Profit from ordinary activities before taxation

Investment income

Investment income for 2001 decreased by approximately HK$142,980,000, to around HK$201,560,000 compared with approximately HK$344,540,000 in 2000. The principal reasons for the significant decrease in interest income from bank deposits were the significant reductions in bank deposit rates in the U.S. and Hong Kong, and the Group's injection of approximately HK$1,300,000,000 into long term investments which reduced bank deposits.

Financial costs

Financial costs for the year decreased by approximately HK$41,790,000 over 2000, primarily as a result of the Company's repayment of approximately HK$585,000,000 in long-term bank loans that became due within the year.

Gain on disposal of interests in subsidiaries, associates and jointly controlled entities

Gain on disposal of interests in subsidiaries, associates and jointly controlled entities increased by approximately HK$137,010,000 to around HK$154,360,000 compared with approximately HK$17,350,000 in 2000. The main reason for the increase was the listing of Shanghai Jahwa, a jointly controlled entity in which the Group's subsidiary, SIIC MedTech, holds a 40% equity interests, on the A Share Market of the Shanghai Stock Exchange in March, 2001. As a result of this, SIIC MedTech derived an exceptional gain of approximately HK$155,690,000, of which the Group's share of attributable profit was approximatley HK$100,000,000.

Loans and capital

— Short-term borrowings rose to approximately HK$1,226,690,000, an increase of around HK$610,950,000 over the previous year. This was due mainly to the transfer of long-term bank loans of approximately HK$1,170,000,000 due in 2002 to short-term bank loans, as well as the repayment of long-term bank loans amounting to approximately HK$585,000,000 due in the year.

— Long-term borrowings lowered by approximately HK$1,165,810,000 to around HK$4,190,000 compared with approximately HK$1,170,000,000 in 2000.

— All borrowings, denominated in US$ and RMB of which approximately 95% were in US$, wholly repayable before 2003.

— In 2001, the Group held approximately HK$3,120,680,000 in bank balance and cash, of which the proportions of US$, HK$ and RMB were approximately 56%, 16% and 28% respectively.

— The Group is in a net cash position. The debt-equity structure in 2001 was relatively healthy, lending key support to the Group's business development. However, in line with the pace and actual fund requirements of business development, the Group will utilize on the current low-interest environment by further strengthening its financial structure with the objective of lowering overall capital costs. In 2002, the Company successfully obtained a syndication loan of HK$1,600,000,000. The loan agreement was signed by the Company and the participating banks on 10th April, 2002.

— The Group's shareholders' funds increased by approximately HK$799,170,000 to around HK$12,438,410,000.

— Gearing ratio reduced from approximately 12.8% to around 8.7%.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company purchased a total of 3,139,000 of its own ordinary shares of HK$0.10 each on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") at a total consideration of approximately HK$40,525,000 and all these shares were subsequently cancelled by the Company. The Directors of the Company considered that the share purchases would enhance the net asset value of the Company and were in the interest of the Company and its shareholders.

Saved as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

RELEASE OF ANNUAL RESULTS INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The Group will release the annual results information for the year ended 31st December, 2001 as pursuant to Paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing The Listing of Securities of the Stock Exchange on the Stock Exchange's website at a later time.

Cai Lai Xing
Chairman

Hong Kong, 15th April, 2002

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

ANNOUNCEMENT OF 2001 FINAL RESULTS

HIGHLIGHTS

- The Group's net profit for 2001 amounted to approximately HK$1,202,534,000, representing an increase of approximately 6% over the previous year.
- The Board recommended a final dividend of HK34 cents per share, with the total dividend for the year amounting to HK48 cents per share.
- The Group focuses on and will continue to pursue its business development in information technology, modern logistics, infrastructure, and medicine and bio-technology.
  - — successfully entered the microelectronics industry by becoming SMIC's largest shareholder.
  - — gradually established a nationwide logistics services network, laying a solid foundation for the Group's development in the modern logistics business.
  - — the Shanghai Pudong Waigaoqiao Container Terminal Phase One project commenced, which is expected to boost the Group's profit growth in the infrastructure business.
  - — successfully listed Shanghai Jahwa. Hangzhou Qingchunbao noted continued sales growth.
- The Group basically set up a transaction platform for round-the-clock worldwide stock trading.
- The Group is accelerating the pace of mergers and acquisitions for the addition of quality assets, and in securing promising value for shareholders.

RESULTS

The Board of Directors of Shanghai Industrial Holdings Limited ("the Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries ("the Group") for the year ended 31st December, 2001, together with comparative figures in 2000, are as follows:

	Notes	2001 HK$'000	2000 HK$'000 (As restated)
Turnover	2	3,199,418	2,960,521
Cost of sales		(1,539,281)	(1,388,035)
Gross profit		1,660,137	1,572,486
Investment Income		201,555	344,544
Other revenue		31,981	29,772
Distribution costs		(487,857)	(477,833)
Administrative expenses		(280,965)	(282,545)
Other operating expenses		(34,687)	(21,769)
Profit from operations	3	1,090,164	1,164,655
Interest on bank and other borrowings wholly repayable within five years		(93,771)	(135,560)
Gain on disposal of interests in subsidiaries, associates and jointly controlled entities		154,360	17,348
Share of results of jointly controlled entities		266,846	225,649
Share of results of associates		72,370	42,475
Profit from ordinary activities before taxation		1,489,969	1,314,567
Taxation	4	(108,854)	(80,300)
Profit before minority interests		1,381,115	1,234,267
Minority interests		(178,581)	(99,598)
Profit for the year		1,202,534	1,134,669
Dividends	5	395,491	293,255
Earnings per share — Basic	6	HK$1.34	HK$1.27
— Diluted		HK$1.32	HK$1.25

Notes:

(1) **PRINCIPAL ACCOUNTING POLICIES**

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities and in accordance with accounting principles generally accepted in Hong Kong.

In the opinion of the directors, the accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st December, 2000, except as described below.

In the current year, the Group has adopted for the first time the following new or revised SSAPs issued by the Hong Kong Society of Accountants.

Dividend proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increases the accumulated profits as at 1st January, 2000 by HK$195,016,000 and as at 1st January, 2001 by HK$269,756,000 respectively.

Goodwill

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill arising on acquisitions prior to 1st January, 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st January, 2001 will be credited to income at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised over its estimated useful life i.e. over periods ranging between 5 and 20 years. Negative goodwill arising on acquisitions after 1st January, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

(7) **TRANSFER TO AND FROM RESERVES**

During the year, the Group's subsidiaries, jointly controlled entities and associated companies in the PRC appropriated, net of minority interests' shares, approximately HK$51,965,000 out of profits for the year to the PRC statutory reserves.

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK34 cents per share for the year ended 31st December, 2001. Subject to the approval of shareholders at the forthcoming Annual General Meeting to be held on 31st May, 2002, the final dividend will be paid on 10th June, 2002 to shareholders whose names appear on the register of members of the Company on 31st May, 2002.

CLOSURE OF REGISTER OF MEMBERS

The Register of members of the Company will be closed from Wednesday, 29th May, 2002 to Friday, 31st May, 2002, both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend to be approved at the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on Tuesday, 28th May, 2002.

CHAIRMAN'S STATEMENT

I am pleased to announce that the Group's audited profit attributable to shareholders for the year ended 31st December, 2001 amounted to HK$1,202,534,000, up approximately 6% over the previous year. The Directors recommend the payment of a final dividend of HK34 cents per share.

With China's accession to the World Trade Organisation (WTO), further opening up of the PRC market and also domestic enterprises' efforts to shore up competitiveness by countering international competition are all factors that have ensured the sustained economic development of Shanghai and its associated business opportunities. For the Group, China's accession to the WTO is an opportunity rather than a challenge. Already, steps have been taken to capitalise fully on this opportunity by enhancing our competitiveness and actively promoting the Group's products worldwide through the introduction of foreign technology and strategic partners, as well as by optimising competitive advantages in economies of scale.

Performance was satisfactory in 2001, with each segment of the Group's operation making steady progress. During the year, the Group has further driven the transformation of its businesses by upgrading overall quality and strengthening profitability. Meanwhile, the Group focused on developing the information technology, modern logistics, infrastructure, and medicine and bio-technology businesses.

The information technology business achieved breakthroughs during the year: (1) the Group invested in Semiconductor Manufacturing International Corporation ("SMIC"), successfully entering the microelectronics industry and became SMIC's largest shareholder. (2) As one of the largest broadband suppliers in Shanghai, Shanghai Information Investment Inc.'s profit contributions over the next three years are expected to accelerate at a considerably faster pace. During the year, the Group actively re-positioned itself in the development of the modern logistics business. In addition to its investments in Shanghai, the Group gradually built up a nationwide logistics business network by acquiring domestic business networks, as well as by cooperating with foreign strategic partners. The modern logistics business will gradually become one of the Group's core businesses, expected to generate steady profit and growth. In terms of infrastructure, the relevant PRC government authority approved the project management proposal for the Shanghai Pudong Waigaoqiao Container Terminal Phase One Project, which will be a new source of growth for the Group's infrastructure business.

During the year, the Group actively drove the development of its pharmaceutical business. Development of anti-cancer drugs, H100 series, noted new significant progress, and cooperation with international partners for natural medicine intensified. Shanghai Jahwa United Co., Ltd. was successfully listed, showing satisfactory growth in profit. Despite the dilution of the Group's equity interests from 40% to 28.15% subsequent to the listing, project contributions made by Shanghai Jahwa increased by over 20% when compared to 2000. Sales of medical drugs and health-care products sustained their growth and helped to maintain. Chia Tai Qingchunbao Pharmaceutical Co., Ltd.'s position as the PRC's national leader.

In 2001, the Compass Fund invested in Clear Media Limited ("Clear Media"). This was a major breakthrough for the Group in establishing a platform for domestic media development. The sale and net profit of Shanghai Bright Dairy and Food Co., Ltd. for the year rose tremendously over last year, and held its leading position in the PRC market with more than 80% of market share in Shanghai. The company is expected to maintain its swift business development. It is also in the active process of becoming a listed company. In 2001, the Group's member met their projected targets through the Group's active management and close follow-up of their businesses. All the companies in the Group's automotive parts business reached their expected levels of profit and noted satisfactory returns. Nanyang Brothers Tobacco Company Limited and The Wing Fat Printing Company Limited saw increases in profit with stable growth Shanghai Orient Shopping Centre Ltd. noted increased profits.

The year 2001 marked the Group's fifth anniversary. Looking back, the Group has steered the phenomenal development of its businesses by joining international capital markets through listings, establishing a modern corporate management system, and introducing both high and new technologies along with numerous reforms and innovations. During the year,

In 2001, Shanghai Optical Communications Development Co., Ltd.'s ("Shanghai Optical Communications") net profit grew by some 55% over the previous year. Profits were derived primarily from its two joint ventures, Lucent Technologies of Shanghai, Ltd. and Lucent Technologies Shanghai Fibre Optics Co., Ltd. The Shanghai Communication Technologies Centre ("SCTC") streamlined its organisational structure, enhanced operating efficiency and achieved good progress during the year. Sales revenue from its own products increased by approximately 348% over the previous year, highlighting the growing trend towards the development of proprietary intellectual property products.

SIIC MedTech

Operating results of SIIC Medical Science and Technology (Group) Limited ("SIIC MedTech") have sustained rapid growth since its listing in December, 1999. Its turnover and profit after tax in 2001 grew by approximately 35.7% and 2.2 times respectively over the previous year to HK$724,000,000 and HK$233,000,000 respectively. SIIC Medtech's net profit attributable to the Group amounted to HK$148,840,000, constituted around 11% of the Group's net business profit.

In March, 2001, Shanghai Jahwa United Co., Ltd. ("Shanghai Jahwa") was listed on the A Share Market of the Shanghai Stock Exchange, with an exceptional income attributable to the Group of approximately HK$100,000,000. Shanghai Jahwa not only managed to achieve success in the equity market, but also realised further growth in its business development. Despite the dilution of the Group's equity interest from 40% to approximately 28.15% subsequent to the listing, profit contributions made by Shanghai Jahwa increased by over 20% when compared to 2000.

With the recent gradual intensity in medicare system reforms many pharmaceutical enterprises have experienced losses caused by skews in sales. SIIC MedTech was able to achieve an excellent 35.7% growth in turnover in 2001, due primarily to its past insatiable search for areas of potential growth in the market. In 2001, sales of "Qingchunbao Anti-ageing Tablets" reached RMB256,000,000, an increase of 104% over the previous year. The "Liushen" brand maintained its dominance in the market with an increase in sales of over 20% compared to the previous year. "Maxam" realised a double-digit growth in sales. In addition, Shanghai Jahwa launched its first two "Herborist" specialty stores in the densely populated areas of Causeway Bay and Mongkok in Hong Kong. This marked the first step in its internationalisation of the Chinese herbal medicine healthcare market.

During the year, the Group strengthened its injections of resources into research and development, and is devoted to upgrading the technology content and quality of its existing products, and launched quite a number of new research and development projects during the year. In December, 2001, SIIC MedTech signed a letter of intent to cooperate in the in-depth development of its dominant product, "Shen Mai Injection", with the University of Hong Kong, with a view to jointly developing a new medicine to cater to new cases. In early 2001, SIIC MedTech entered into a cooperative agreement with the China Academy of Chinese Medicine to further develop classical, high-quality, traditional Chinese medicines; the related scientific research work has already begun. The "fresh barbary wolfberry granules", a raw material product currently being considered for approval, is expected to be formally marketed in the latter half of 2002.

In December, 2000, SIIC MedTech acquired a 38% equity interest in Guangdong Biolight, which is engaged principally in the production of high-technology medicare equipment for RMB18,760,000. In July, 2001, SIIC MedTech invested an 11% equity interest in E-COM Technology, a developer and supplier of medical imaging system and medical information systems, for US$1,500,000.

In order to explore the overseas market for products, SIIC MedTech has signed an initial letter of intent in November, 2001, outlining cooperation with a German pharmaceutical manufacturer with respect to the entry of barbary wolfberry fruit into the European market. During the year, SIIC MedTech entered into negotiations with a Japanese sales company to develop a series of healthcare teas suitable for the Japanese market, that is expected to be launched in the Japanese market in 2002. In December, 2001, SIIC MedTech reached an agreement to acquire a 24% equity interest in Hangzhou Huqingyutang Drugstore for RMB12,000,000. The acquisition was completed recently and has obtained the relevant operating licence. This project signified SIIC MedTech's official foray into the arena of domestic medicine retailing and marked the completion of a key element in the overall strategic development at SIIC MedTech.

Consumer Products/Retailing

Net profit of the consumer products/retailing business amounted to approximately HK$223,770,000, an increase of about 29% over the previous year, accounting for an approximately 17% share of the Group's net business profit.

Tobacco and Printing

In 2001, Nanyang Brothers Tobacco Company Limited ("Nanyang Tobacco") successfully reached all its production and sales targets. Net profit amounted to HK$91,560,000, up by approximately 47% over the previous year. Total sales for the year rose by approximately 2.1%. In May, 2001, the "Chunghwa" brand of cigarettes distributed by Nanyang Tobacco began to be sold in 7–11 convenience stores. In June, Nanyang Tobacco acquired the distribution rights for "DJ Mix" Lemon Fresh cigarettes in Hong Kong and Macau. Sales in the Hong Kong market in 2001 reached 7,228 cartons, up approximately 3.3% over the previous year. Nanyang Tobacco was also committed to expanding its domestic market. The "Double Happiness" brand achieved satisfactory results in Guangdong, Shanghai, Shenzhen and Fujian, with a 71% growth in annual sales. In 2001, most of Nanyang Tobacco's new products were in production and being well received in the market. Phase 2 of the new Nanyang factory in Tuen Mun, Hong Kong, was completed in June, 2001 and became fully operational in October, that year.

The Wing Fat Printing Company Limited ("Wing Fat Printing") realised substantial profit in 2001, with satisfactory results from all its domestic subsidiaries. Wing Fat Printing's net profit and turnover for the year were approximately HK$70,000,000 and HK$283,000,000 respectively, reflecting respective increases of about 20% and 20%. During the year, Wing Fat Printing developed numerous new products, including eight new tobacco packs.

Dairy

During the year, Shanghai Bright Dairy and Food Co., Ltd.'s ("Bright Dairy") sales network fully infiltrated the whole of Eastern China and is gradually over-running Northern and Southern China. Net profit and sales for 2001 amounted to RMB165,000,000 and RMB3,513,000,000 respectively, a growth of approximately 46% and 54% over 2000. In 2001, sales of new products developed and successfully marketed by Bright Dairy amounted to RMB720,000,000, accounting for over 20% of total sales. Bright Dairy is currently the PRC's leading enterprise in the manufacture of milk products, with a solid market

上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of Shanghai Industrial Holdings Limited (the "Company") will be held at the Conference Room of the Company at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong on 31st May, 2002 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Consolidated Financial Statements of the Company and the Reports of the Directors and the Auditors for the year ended 31st December, 2001.

2. To declare the final dividend for the year ended 31st December, 2001.

3. (a) To re-elect directors.

   (b) To authorise the board of directors to fix their remuneration.

4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

5. As Special Business, to consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

A. subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements an options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

B. the approval in paragraph (A) of this Resolution shall be in addition to any other authorisation given to the Directors of the Company and shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

C. the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of the subscription or conversion rights attaching to any warrants, convertible bonds or other securities issued by the Company which are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the capital of the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

D. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next annual general meeting of the Company.

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

iii. the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares open for a period fixed by the Company or by the Directors of the Company to holders of shares on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of , or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

6. As Special Business, to consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

A. subject to paragraph (B) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares in the capital of the Company ("Shares") and warrants of any type that may from time to time be issued by the Company ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

B. the aggregate nominal amount of Shares which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10% of the aggregate nominal amount of the Shares in issue at the date of the passing of this Resolution and the aggregate number of Warrants which may be repurchased by the Company pursuant to such approval shall not exceed 10% of the aggregate amount of the outstanding Warrants to subscribe for Shares in issue as at the date of passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly; and

C. for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

iii. the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. As Special Business, to consider and if thought fit, pass with or without any amendments, the following resolution as an Ordinary Resolution:

"THAT conditional upon resolutions Nos. 5 and 6 set out in the notice convening this meeting being duly passed, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot and issue shares pursuant to resolution No. 5 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No. 6 set out in the notice convening this meeting, provided that such an amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Roger L. C. Leung
Company Secretary

Hong Kong, 15th April, 2002

Registered Office:
26th Floor,
Harcourt House,
39 Gloucester Road,
Hong Kong.

Notes:

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote on his behalf. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power or authority, must be deposited at the registered office of the Company at 26th Floor, Harcourt House, 39 Gloucester Road, Hong Kong not less than 48 hours before the time for holding the meeting or adjourned meeting or poll (as the case may be). Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

4. The register of members of the Company will be closed from 29th May, 2002, (Wednesday) to 31st May, 2002, (Friday), both dates inclusive, during which period no transfer of shares will be effected. In order to qualify for the dividend to be approved at the annual general meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrars, Secretaries Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by 4:00 p.m. on 28th May, 2002 (Tuesday).